RALLY

Bill of Sale

As of December 4, 2020

This bill of sale (the “Bill of Sale”) records the purchase between RSE Archive, LLC (“Purchaser” or “us”) and Julien’s Auctions (“Seller”) with regard to the assets described below (each individually an “Asset”, collectively the “Assets”). This Bill of Sale may be modified or amended only with the prior written consent of Purchaser.

Asset:	#84JORDAN
Description:	Michael Jordan Photo-Matched 1984 Signing Day Chicago Bulls Official NBA Game Jersey
Total Acquisition Cost:	$ 312,500
Consideration: Cash (%) Equity (%) Total	$ 312,500.00 (100%) $ 0 (0%) $ 312,500.00 (100%)